[redacted]

15045478

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2015
WASH, D.C.
201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado St.
(No. and Street)

Decatur	IL	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber D. Justice, Financial Controller — 217-542-1216
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

1000 Myers Building	Springfield	IL	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/15

2/24/15

OATH OR AFFIRMATION

I, David Koshinksi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMBER D. HOWELL
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 12, 2017

Notary Public

Signature

President, Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2014

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Planners, Inc.

We have audited the accompanying financial statements of Investment Planners, Inc. (an Illinois corporation), which comprise the balance sheet as of December 31, 2014, and the related statement of earnings, changes in stockholders' equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Investment Planners, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Investment Planners, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Investment Planners, Inc.'s financial statements. The supplemental information is the responsibility of Investment Planners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 17, 2015

INVESTMENT PLANNERS, INC.

BALANCE SHEET
December 31, 2014

ASSETS

Current Assets:		
Cash and cash equivalents	$	424,803
Investments - trading		79,209
Commissions receivable		550,222
Miscellaneous receivable		44,352
State income tax refunds receivable		4,390
Prepaid expenses		34,830
Total current assets		1,137,806
Fixed Assets:		
Leasehold improvements		152,255
Office furniture and equipment		236,584
Software		45,273
		434,112
Less accumulated depreciation		(296,856)
Less accumulated amortization		(45,273)
Net fixed assets		91,983
TOTAL ASSETS	$	1,229,789

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

BALANCE SHEET - Continued
December 31, 2014

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Current maturities of capital leases	$	3,102
Accounts payable		36,972
Commissions payable		514,805
Federal income taxes payable		8,912
Payroll taxes withheld		991
Total current liabilities		564,782
Long-Term Capital Leases		7,962
Deferred Income Taxes		8,195
Total liabilities		580,939
Stockholders' Equity:		
Common stock - no par value		12,375
Paid in capital		10,125
Retained earnings		626,350
Total stockholders' equity		648,850
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,229,789

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF EARNINGS
Year ended December 31, 2014

Revenue:		
Commissions revenue	$	9,071,050
Interest and dividends		1,559
Related Party Reimbursement		550,000
Supervision Revenue		26,000
Gain on investments		6,592
Increase in market value - trading securities		4,002
Total revenue		9,659,203
Expenses:		
Agent and employee compensation and benefits		8,660,349
Communications and data processing		90,700
Occupancy		151,627
Other expenses		710,820
Interest expense		444
Total expenses		9,613,940
Earnings before income taxes		45,263
Income tax expense		788
Net earnings	$	44,475

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2014

		Capital Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2013	$	12,375	10,125	581,875	604,375
Net earnings				44,475	44,475
Balance, December 31, 2014	$	12,375	10,125	626,350	648,850

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF CASH FLOW
Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net earnings	$ 44,475
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization	15,326
Loss on disposal of fixed asset	10,187
Gain on investments sold	(6,592)
Change in market value	(4,002)
Change in assets - (increase) decrease:	
Commissions receivable	207,144
Other receivable	12,501
Prepaid expenses	(790)
Income tax receivable	9,225
Change in liabilities - increase (decrease):	
Accounts payable	(65,100)
Commissions payable	(202,419)
Accrued wages and payroll taxes	619
Accrued income taxes	8,912
Deferred income taxes	(18,169)
Net cash flows from operating activities	11,317
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(54,928)
Proceeds from sale of investments	55,651
Loaned to affiliate	1,125
Purchases of fixed assets	(9,828)
Net cash flows from investing activities	(7,979)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments made on lease obligation	(2,996)
Net cash flows from financing activities	(2,996)
Net increase in cash and cash equivalents	342
Cash and cash equivalents, beginning of year	424,461
Cash and cash equivalents, end of year	$ 424,803
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 444
Income taxes paid (refunds received), net	$ 495

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Investments: The Company classifies its investments as trading. Securities classified as trading are carried in the financial statements at fair value. Realized and unrealized gains and losses are reported in earnings.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realized losses on balances outstanding at year-end will be immaterial.

Fixed Assets: Office furniture and equipment is depreciated using the straight line method. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes: Income taxes are based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation.

Subsequent Events: Management has evaluated subsequent events through February 17, 2015, the date the financial statements were available to be issued.

Note 2 - Cash and Cash Equivalents

At December 31, 2014, cash and cash equivalents consisted of:

Checking account, Busey Bank	$	226,083
Money Market Funds		188,720
Deposit with Clearing Organization		10,000
	$	424,803

Note 3 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 10,000 with the organization that clears its customers' transactions. The $ 10,000 is included in cash and cash equivalents.

Note 4 - Fair Value Measurements

Fair values of assets measured on a recurring basis as of December 31, 2014, are as follows:

Fair Value Measurements at Reporting Date Using:

	Fair Value	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 42,758	$ 42,758		
Mutual funds	36,451	36,451		
Totals	$ 79,209	$ 79,209	-	-

Financial assets valued using Level 1 inputs are based on unadjusted quoted market prices within active markets.

Financial assets valued using Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets.

Financial assets valued using Level 3 inputs are based on appraised values.

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

Note 5 - Capital Lease

Equipment subject to capital lease obligations is included in property and equipment. The cost of the equipment acquired under capital leases totaled $15,805 as of December 31, 2014. The related accumulated depreciation was $4,742.

The Company entered into a 5 year capital lease agreement, expiring in 2018. The total lease obligation is $15,805, payable in monthly installments of $287, with interest at 3.5%. The lease expense for 2014 is $3,034.

Future minimum lease payments under the capital leases are:

2015	$	3,440
2016		3,440
2017		3,440
2018		1,433
Total future minimum lease payments		11,753
Less amount representing interest		(689)
Present value of future minimum lease payments	$	11,064

Note 6 - Deferred Tax Asset and Liability

The deferred income tax liability is calculated based on the following items as of December 31, 2014.

Accumulated depreciation	$	6,594
Unrealized gain on investments		1,601
Net deferred tax liability	$	8,195

Note 7 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2014, the Company's minimum net capital requirement was the greater of $ 50,000 or 6-2/3% of aggregate indebtedness. The Company was in compliance with the net capital requirement at December 31, 2014.

Note 9 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2014, IPI Wealth Management, Inc. reimbursed the Company for certain expenses that the Company paid on behalf of IPI Wealth Management, Inc. in accordance with an expense sharing agreement. In 2014, the amount of the reimbursement was $ 550,000.

Note 10 - Employee Benefit Plan

In 2004, the Company amended its defined contribution plan to be a safe-harbor 401(k) plan. The plan covers virtually all employees. The profit sharing plan expense for 2014 was $ 35,937.

Note 11 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a yearly lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership. The lease is classified as a triple net lease. Office lease paid during 2014 was $ 78,000. Property tax reimbursed was $8,334.

The Company leases an airplane from a related Company through common ownership. Under terms of the lease dated March 1, 2001, monthly payments for 2014 were $ 2,600, and continue on a month to month basis. Lease expense for 2014 was $ 31,200.

The Company leases a vehicle from a related Company through common ownership. Under terms of the lease dated November 21, 2011, payments were $ 709 per month, increasing to $818 per month as of December 21, 2014. Lease expense for 2014 was $ 8,625. The lease expired on November 23, 2014, the option to automatically extend on a year-to-year basis was exercised.

Future minimum lease payments under these agreements for the year ending December 31, 2015 are $21,998.

The Company is related to IPI Holding, LLC through common ownership. The Company has an administrative agreement with IPI Holding, LLC. Payments are $5,000 monthly. Expenses of $60,000 were paid in 2014.

Note 12 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The balances are insured by the Federal Deposit Insurance Corporation up to current limits. At December 31, 2014, the Company had no uninsured cash balances.

Note 13 - Income Tax Expense

Income tax expense for the year ended December 31, 2014, consisted of:

Current income tax expense	$	18,957
Decrease in deferred tax liability		(18,169)
	$	788

The Company records a liability for any uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. No such positions existed at December 31, 2014. Tax penalties of $64 was paid in 2014. No interest is recognized in the statements of earnings or balance sheet. The Company is no longer subject to U.S. federal or state income tax examinations by taxing authorities for years ending December 31, 2011 and before.

Note 14 - Agreements

On November 1, 2013, the Company entered into an agreement with a financial institution in Paris, Illinois, to provide registered representatives to their institution. The Company is required to pay each institute a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institute represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The agreement expires November 1, 2016. The agreement automatically renews unless notice of termination is given. The agreement does not state any minimum required payments.

During 2006, the Company entered into an agreement with the financial institution in Lanark, Illinois, to provide registered representative to the institution. The Company is required to pay the institution a set percentage of the gross fees collected for brokerage and advisory services. The payment to the institution represents reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The Illinois agreement expired August 10, 2008. The agreement automatically renews unless notice of termination is given. The agreement does not state any minimum required payments.

SUPPLEMENTAL SCHEDULE

INVESTMENT PLANNERS, INC

Schedule 1

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2014

PART I

TOTAL ASSETS			$ 1,229,789
LESS: TOTAL LIABILITIES (Exclusive of subordinated debt)			$ (580,939)
NET WORTH			$ 648,850
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:			
Total Non-Allowable Assets	$ 249,171		
Other deductions or changes	$ 974		
TOTAL DEDUCTIONS FROM NET WORTH			$ (250,145)
NET CAPITAL BEFORE HAIRCUTS			$ 398,705
HAIRCUTS:			
Certificates of Deposit and Commercial Paper		$	
U. S. and Canadian government obligations		$	
State and Municipal government obligations		$	
Corporate obligations		$	
Stocks and warrants		$	
Options		$	
Arbitrage		$	
Other Securities		$ 15,103	
TOTAL HAIRCUTS			$ (15,103)
NET CAPITAL			$ 383,602

PART II

MINIMUM NET CAPITAL REQUIRED	$ 38,183
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER DEALER	50,000
NET CAPITAL REQUIREMENT	$ 50,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 333,602
TOTAL AGGREGATE INDEBTEDNESS	$ 572,744
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 149.31%

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION - Continued
December 31, 2014

The deductions from and/or charges to net worth are:

Non-allowed assets			
	Non-allowed receivable	$	73,616
	Non-allowed receivable from non-customer		44,352
	Non-allowed fixed assets		91,983
	Non-allowed prepaid assets		34,830
	Non-allowed prepaid taxes		4,390
			249,171
Other deductions or charges			
	Unsecured debits from clearance account		974
		$	250,145

The deductions from liabilities are:

Non Aggregate Indebtedness			
	Deferred Tax Liability	$	8,195

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION - Continued
December 31, 2014

There was a material difference regarding the net capital computation at December 31, 2014 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The receivables decreased by $22,915
- The receivables non-allowed increased by $14,200
- The receivables from non-customer- non-allowed increased by $2,001
- The miscellaneous & income tax receivable decreased by $9,225
- The accounts payable, accrued liabilities increased by $17,969
- The retained earnings decreased by $56,408
- The net capital decreased by $41,858

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from Rule 15c3-3 as of December 31, 2014 under Rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements are required.

Amended FOCUS reports to be submitted February 17, 2015. When amended FOCUS filed, it is in agreement with the audited financial statements.

INVESTMENT PLANNERS, INC.

EXEMPTION REPORT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2014

Kerber, Eck & Braeckel LLP

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Planners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investment Planners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Planners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Investment Planners, Inc. stated that Investment Planners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment Planners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Planners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
February 17, 2015

IPI

Investment Planners, Inc.

Integrity ★ Performance ★ Innovation

Exemption Report
(Notice Pursuant to Rule 15c3-3)

SEC Registration Number: 8-35642
FINRA Registration Number: 18557

The Customer Protection Rule outlines exemptions that may be claimed, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties, such as clearing broker-dealers.

Investment Planners, Inc. is exempt from Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3.

Investment Planners, Inc. met the identified exemption provisions in Rule 15c-3-(k)(2)(ii) throughout 2014 without exception.

All statements included in this Exemption Report are made to the best of my knowledge and belief, acting on behalf of Investment Planners, Inc.

David Koshinski
President

2-11-15
Date

INVESTMENT PLANNERS, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

December 31, 2014

Kerber, Eck & Braeckel LLP

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants
1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

To the Board of Directors
Investment Planners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Investment Planners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Investment Planners Inc.'s compliance with the applicable instructions of Form SIPC-7. Investment Planners Inc.'s management is responsible for Investment Planners Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the QuickBooks Reconciliation Detail and the August bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, we noted an exception in the amount of $ 112,501 due to reclassification of overhead reimbursement revenues received from related party. This amount is non assessed and as such has no effect on the assessment fee;
3) Compared any adjustments reported in Form SIPC-7 with Investment Planners – SIPC Worksheet and agreed SIPC Worksheet amounts to audited trial balance and 2014 Due Diligence Breakdown as support, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC Worksheet and 2014 Due Diligence Breakdown) supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable, noting no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 17, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
Read carefully the instructions in your Working Copy before completing this Form

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2746*********************MIXED AADC 220
035642 FINRA DEC
INVESTMENT PLANNERS INC
226 W ELDORADO ST
DECATUR IL 62522-2113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)	$ 3,730
B. Less payment made with SIPC-6 filed (exclude interest) July 24, 2014 (Date Paid)	(1,624)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 2,106
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC. Total (must be same as F above) $ 2,106	
H. Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Planners, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 6th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,659,202
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	9,659,202
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,156,672
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	10,616
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	8,167,288
2d. SIPC Net Operating Revenues	$ 1,491,914
2e. General Assessment @ .0025	$ 3,730
	(to page 1, line 2.A.)

INVESTMENT PLANNERS, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

December 31, 2014

Kerber, Eck & Braeckel LLP

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

To the Board of Directors
Investment Planners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Investment Planners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Investment Planners Inc.'s compliance with the applicable instructions of Form SIPC-7. Investment Planners Inc.'s management is responsible for Investment Planners Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the QuickBooks Reconciliation Detail and the August bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, we noted an exception in the amount of $ 112,501 due to reclassification of overhead reimbursement revenues received from related party. This amount is non assessed and as such has no effect on the assessment fee;
3) Compared any adjustments reported in Form SIPC-7 with Investment Planners – SIPC Worksheet and agreed SIPC Worksheet amounts to audited trial balance and 2014 Due Diligence Breakdown as support, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC Worksheet and 2014 Due Diligence Breakdown) supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable, noting no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 17, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

Read carefully the instructions in your Working Copy before completing this Form

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2746*********************MIXED AADC 220
035642 FINRA DEC
INVESTMENT PLANNERS INC.
226 W ELDORADO ST
DECATUR IL 62522-2113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,730

B. Less payment made with SIPC-6 filed (exclude interest) (1,624)

July 24, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,106

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,106

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Planners, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 6th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,659,202
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	9,659,202
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,156,672
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	10,616
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	8,167,288
2d. SIPC Net Operating Revenues	$ 1,491,914
2e. General Assessment @ .0025	$ 3,730
	(to page 1, line 2.A.)

SEC MAIL PROCESSING
RECEIVED
FEB 23 2015
WASH., D.C. 201 SECTION

INVESTMENT PLANNERS, INC.

ANNUAL FINANCIAL REPORT

For the year ended December 31, 2014